Exhibit (a)(2)

FSP GALLERIA NORTH CORP.

c/o Franklin Street Properties Corp.

401 Edgewater Place, Suite 200

Wakefield, Massachusetts 01880-6210

May 12, 2014

Dear FSP Galleria North Corp. Shareholders:

FSP Galleria North Corp. (the “Company”) was formed to purchase, own and operate a sixteen-story Class “A” office tower containing approximately 379,518 rentable square feet of space located on approximately 4.8 acres of land in Dallas, Texas (the “Property”). Between December 2004 and August 2005, FSP Investments LLC completed the sale of equity interests in the Company through the offering on a best efforts basis of 860 shares of preferred stock, $.01 par value per share (“Preferred Stock”). The Preferred Stock was sold for an aggregate consideration of approximately $86,000,000 (the “Original Gross Offering Proceeds”) in a private placement offering to “accredited investors” within the meaning of Regulation D under the Securities Act of 1933 (the “Private Placement Offering”).

On or about May 5, 2014, MacKenzie Flagship Fund 15, LLC, MacKenzie Blue Ridge Fund III, LP, MPF Flagship Fund 14, LLC, MPF Blue Ridge I, LLC, MPF Opportunity Fund, LP, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program II, LP, MPF Flagship Fund 11, LLC and MacKenzie Capital Management, LP (collectively, the “Purchasers”) disclosed in a Tender Offer Statement on Schedule TO an offer (the “Tender Offer”) to purchase up to 58 shares of Preferred Stock for a purchase price equal to $70,000.00 per share of Preferred Stock (the “Tender Offer Price”). As of the date of this letter, you have either received or should be receiving hard copies of the Purchasers’ Tender Offer materials.

The Company has decided to remain neutral as to the Tender Offer and is expressing no opinion as to whether you should accept or reject the Tender Offer.  However, the Company believes that you should consider the following information in making your decision on whether or not to accept the Tender Offer:

(1)	On May 9, 2014, the Company filed a definitive proxy information statement (the “Proxy Information Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Proxy Information Statement, among other items, requests the consent of the holders of Preferred Stock to the sale of the Property to an unaffiliated third-party buyer for a minimum gross sales price. In the event that the sale of the Property is approved and consummated, the Proxy Information Statement includes an estimate of the aggregate amount of the total cash distributions that would be paid to the holders of Preferred Stock. The Company urges you to carefully read and consider the Proxy Information Statement. Hard copies of the Proxy Information Statement will be distributed commencing on or about May 16, 2014.

(2)	Neither the Company nor any member of the Company’s management team has any relationship (past or present) with the Purchasers.

(3)	Assuming that 58 shares of Preferred Stock are tendered to the Purchasers at the Tender Offer Price, the Purchasers would pay total consideration of approximately $4,060,000.00, which represents approximately 4.72% of the Original Gross Offering Proceeds.

FSP Galleria North Corp. Shareholders

May 12, 2014

(4)	Without giving effect to the Tender Offer, the Purchasers and certain affiliates of the Purchasers currently own 26.25 shares of Preferred Stock, which represents approximately 3.05% of the total outstanding shares of Preferred Stock. The Tender Offer is for a maximum of 58 shares of Preferred Stock, which represents approximately 6.74% of the total outstanding shares of Preferred Stock. Assuming that 58 shares of Preferred Stock are tendered to the Purchasers, the Purchasers would own 84.25 shares of Preferred Stock, which would represent approximately 9.79% of the total outstanding shares of Preferred Stock.

On May 12, 2014, the Company filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Tender Offer.  The 14D-9 contains certain information about:  (a) the Company; (b) the Purchasers; (c) any actual or potential conflicts of interest; and (d) additional information regarding the Tender Offer. The 14D-9 is enclosed with this letter.

You are urged to read all the materials carefully, including any Tender Offer materials sent to you by the Purchasers, and to consider all the factors set forth therein before making a decision with respect to the Tender Offer. Please note that your participation in the Tender Offer is voluntary, and you are not required to respond to the Purchasers if you do not plan on accepting the terms of the Tender Offer.

If you have any questions regarding the foregoing, please do not hesitate to contact your FSP Investments LLC Investment Executive at (800) 950-6288.

Very truly yours,

FSP GALLERIA NORTH CORP.

/s/ George J. Carter

_________________________________

George J. Carter

President

Enclosure

Forward-Looking Statements

Statements made in this letter that state the Company’s or management's intentions, beliefs, expectations, or predictions for the future may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This letter may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation uncertainties in connection with our ability to sell the Property, the current disruptions in the credit markets, changes in economic conditions in the market where we own the Property and in the global markets, risks of a lessening of demand for the type of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, insurance increases and real estate tax valuation reassessments. See also the "Risk Factors" set forth in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2013, as the same may be updated from time to time in subsequent filings with the United States Securities and Exchange Commission. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this letter to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.